

December 28, 2012

Via U.S. Mail
Martin R. Benante,
Chief Executive Officer
Curtiss-Wright Corporation
10 Waterview Boulevard
Parsippany, New Jersey 07054

   RE: Curtiss-Wright Corporation
      Form 10-K
      Filed on February 24, 2012
      File No. 001-00134
      Definitive Proxy Statement on Schedule 14A
      Filed on March 22, 2012
      File No. 001-00134

Dear Mr. Benante:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K filed on February 24, 2012

Management's Discussion and Analysis of Financial Condition and Results…, page 31
Sales, page 38

1. We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, your disclosure on page 38 states that sales increased $131 million, or 12%, primarily due to demand for your metal treatment services, increased sales of flight controls on Boeing aircraft as well as your Douglas acquisition, and higher sales in support of AP1000 and other operating reactor projects. As another example, we note your disclosure that operating income increased $25 million, or 14%, primarily due to higher sales volume in your Metal Treatment segment resulting in improved absorption of overhead costs, as well as contributions from your 2011 acquisitions of BASF Surface Technologies and IMR Test Labs. Please tell us your consideration of quantifying each

source that contributed to a material change pursuant to the requirements of the related interpretive guidance in Section III. D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Definitive Proxy Statement on Schedule 14A filed on March 22, 2012
Compensation Discussion and Analysis, page 15

2. Please indicate where each named executive officer's actual base salary fell with respect to the targeted range, and explain your reasons for paying any amount outside such range.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot, Staff Accountant, at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 with any legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief